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Victoria A. Rudtke
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May 23, 2006

VIA FEDEX

U.S. Securities and Exchange Commissi[illegible]
Division of Corporation Finance
Office of International Corporate Financ[illegible]
100 F Street N.E., Mail Stop 3628
Washington, D.C. 20549


06013777

Re: Diamyd Medical AB
File No. 82-34956
Document Furnished Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB dated May 23, 2006.

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Victoria A. Rudtke

VAR:var
Enclosure

cc: Johannes Falk

6078806.1

Press Release

Results from Diamyd™ study in 70 children with Autoimmune Type 1 Diabetes to be presented at the European Diabetes Meeting

Stockholm, Sweden – 23 May 2006 – Diamyd Medical AB (publ). Results from studies with the Diamyd™ therapeutic for autoimmune diabetes will be presented at the European diabetes meeting EASD in Copenhagen in September. This oral presentation will be held by professor Johnny Ludvigsson, University Hospital, Linkoping, Sweden, and will review research results from a double-blind Phase II clinical trial encompassing 70 children and juveniles with autoimmune Type 1 Diabetes. Preliminary results from the study will be communicated around August 25.

" It is rewarding to experience how this 64Kd protein, later identified as GAD, has become a key substance in the search for a treatment of autoimmune diabetes", says Professor Johnny Ludvigsson of Linköping University, Principal Investigator of the trial. "The aims of the study are to verify safety and to investigate if two shots of Diamyd™ can improve the patients' capacity to produce their own insulin. If two injections with Diamyd™ can even marginally slow down the destruction of beta cells, I believe this is a breakthrough, as the therapeutic is so easy to administrate and seem to have no side-effects."

The 70 patients are divided into two groups – (1) the treatment group (35 subjects) receives two injections of 20µg Diamyd™ (GAD65 formulated in aluminum hydroxide); and (2) the placebo group (35 subjects) receives the same formulation without GAD65. Previous positive results were obtained in a smaller-scale Phase II clinical trial involving autoimmune Type 2 Diabetes patients (Type 2 Diabetes patients with GAD antibodies, so called LADA patients)

"Despite great optimism we cannot predict the result of this double blinded clinical trial until the code is broken in August," says Anders Essen-Möller, CEO of Diamyd Medical. "This is the first time that the diabetes vaccine is tested in autoimmune Type 1 Diabetes patients and thus it will be very exciting to see the outcome of this trial. This is indicated by EASD´s selection of Ludvigsson´s abstract for an oral presentation".

Upcoming presentations of Diamyd™ are scheduled for June 1st, at Operaterassen Stockholm (Anders Essen-Moller), for June 7 at Handelsbanken Capital Market, Copenhagen (Anders Essen-Moller) and for the American Diabetes Association in Washington in June (Professor Carl-David Agardh, Malmo University Hospital, Sweden.

About Diamyd Medical:
Diamyd Medical's furthest developed project is Diamyd™ which is currently employed in three ongoing clinical trials of both autoimmune Type 1 and Type 2 Diabetes. With the acquisition of Nurel Therapeutics in Pittsburgh, USA, several preclinical gene therapy projects for diabetic neuropathy (nerve damage), chronic pain and cancer have been added.

For further information, please contact: Johannes Falk, CIO , Phone: +46 (0) 8-545 654 28 Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Corp. Id: 556530-1420.